KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada
Tel 416-777-8500
Fax 416-777-8818

To    Ontario Securities Commission
British Columbia Securities Commission Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission, New Brunswick Nova Scotia Securities Commission
Financial and Consumer Services Division, Prince Edward Island
Office of the Superintendent of Securities Service, Newfoundland and Labrador Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities Office of the Superintendent of Securities Nunavut

Via Email to auditor.notice@acvm-csa.ca

October 15, 2026

To Whom it May Concern:

Re: Notice of Change of Auditors of BSR Real Estate Investment Trust

We have read the Notice submitted to KPMG LLP by BSR Real Estate Investment Trust dated October 8, 2026 and are in agreement with the statements contained in the Notice.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
October 15, 2026

© 2026 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.